November 18,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. H. Martin DeFrank
President and Chief Financial Officer
447B Doheny Drive
Beverly Hills, California 90210

Re:	Kings Road Entertainment, Inc.
	Form 10-KSB for the year ended April 30, 2004
	Commission file #: 000-14234

Dear Mr. DeFrank:

We have reviewed your September 7, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Quarterly Report on Form 10-QSB for the quarter ended October 31,
2004
Note 2. Litigation

1. Please explain why you believe it is appropriate to record a receivable for $48,894 for the amounts claimed from Messrs. Berresheim, Ottens, the Florida entities, et al., in your financial statements given the uncertainty that exists regarding the
collection
of this receivable based on your pending litigation with these parties. Your response should indicate whether any allowance for this
receivable has been established.   If not, please explain why.  We
may
have further comment upon review of your response.






Other

2. Please file your response dated September 7, 2005 and your response to the comment above as correspondence via the EDGAR system.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. H. Martin DeFrank
Kings Road Entertainment, Inc.
November 18, 2005
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